PRESS RELEASE

DEJOUR ENTERPRISES LTD.:                                                              TSX-V: “DJE”

FOR IMMEDIATE RELEASE:                                                                  July 13, 2006

Dejour Advances Athabasca Uranium Search - All $1.10 Warrants Exercised

Vancouver, British Columbia, Canada, July 13, 2006 – Dejour Enterprises Ltd. (“Dejour”) (TSX-V: “DJE”) Robert L. Hodgkinson, Chairman & CEO, is pleased to provide the results of the initial April/May 2006 drilling in the Athabasca Basin, Northern Saskatchewan, Canada and comment on the Company’s working capital position.

Athabasca Basin Update:

The majority of the 15 diamond drill holes completed in the spring 2006 drill program intersected basement rocks with variable amounts of graphite in part confirming the conductors detected by the GEOTEM 1000 and Megatem II airborne surveys.  All three properties drilled returned favourable results worthwhile of follow up drilling.  Dejour’s holdings in the Basin, 100% owned, comprise of nearly 1,000,000 acres (391,000 hectares) contained within 15 projects. The Company has a total of 68 claims and 4 permits.

Seven holes totalling 1800 metres are presently planned to follow up on encouraging results from the April/May 2006 program.  The Hy-Tech drill crew mobilized on July 7/06 and resumed diamond drilling on the Sand Hill Lake, Meanwell, and R-Seven projects.  The summer 2006 drill program is designed to continue testing on four of the areas where the initial drilling intersected elevated values of uranium and pathfinder elements lead and boron in the sandstone associated with zones of bleached and unconsolidated sandstone and clay alteration. The following describes specific details of the summer 2006 drilling program by project:

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Sand Hill Lake – two holes, 25m to each side (east and west) of hole #SH-06-06 for a total of approximately 270m.  These holes will test the continuity of a radioactive intersection (up to 900 cps, in a 2.0m wide interval) with associated elevated values of uranium (to 1.86ppm U) and pathfinder element boron.

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Meanwell Lake – two holes, 25m to each side (east and west) of hole #MW-06-02 for a total of approximately 540m.  These holes will test the continuity of a narrow radioactive intersection (435 cps spike, 4.8ppm U) cutting the sandstone near the unconformity.

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R-Seven – three holes are planned; two on either side of RS-06-06 which intersected elevated uranium (to 2.18ppm U) at the unconformity (500 m); and one hole (500m) to test, within 10 m at the unconformity, the radioactivity intersected in hole HK-006 (1079cps, width of interval unknown).

The summer 2006 airborne and ground geophysical program (CDN$1,200,000) is also proceeding to delineate conductors and unconformities on the balance of the Company’s Athabasca projects. All data from these programs should be available for processing by the end of August 2006. This data, combined with ongoing drill results, will form the basis of an expanded winter 2006 exploration program.

To date Dejour has expended $7mm in its search for new economic uranium deposits in the Athabasca Basin, Northern Saskatchewan- the global leader in uranium production.

J. Allan McNutt, P.Geo., M.A.Sc. is the qualified person for Dejour’s uranium projects.

Working Capital Update:

As part of the December 2005 private placement, the Company issued 2,662,451 warrants to subscribers and agents  exercisable at $1.10 per share, expiring December 14, 2007.  The Company had the right to trigger early exercise of these warrants. Such notice was provided June 28, 2006 to all warrant holders, with 100% of the warrants being exercised, providing an additional $2.93mm to the Dejour treasury without further fees, effective July 13, 2006. Working capital is currently $ 23,000,000.

About Dejour

Dejour Enterprises Ltd. is a Canadian energy company focused on exploration and development of uranium and oil & gas while leveraging opportunities that exist as a result of the global market’s decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange (DJE.V), OTCBB (DJEEF), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com